Exhibit (a)(7)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares.  The Offer is made solely by the Offer to Purchase, dated December 17, 1997, and the related Letter of Transmittal and any supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions whose laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser, if at all, only by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                   Notice of Offer to Purchase for Cash
                  All Outstanding Shares of Common Stock

                                    of
                            TriMas Corporation
                                    at
                           $34.50 Net Per Share
                                    by
                        MascoTech Acquisition, Inc.

                       a wholly owned subsidiary of
                              MascoTech, Inc.

               MascoTech Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of MascoTech, Inc. ("Parent"), is offering to purchase any and all outstanding shares (the "Shares") of common stock, par value $.01 per share, of TriMas Corporation (the "Company"), a Delaware corporation, at a price of $34.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

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THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
 CITY TIME, ON FRIDAY, JANUARY 16, 1998, UNLESS THE OFFER IS EXTENDED.
-------------------------------------------------------------------------

               The Offer is being made pursuant to the Agreement and Plan of Merger dated December 10, 1997, as amended by Amendment No. 1 dated as of December 15, 1997 (as so amended, the "Merger Agreement"), among Parent, Purchaser and the Company. The Offer is not conditioned on obtaining financing. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement, in accordance with the Delaware General Corporation Law, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent or its subsidiaries or Shares as to which appraisal rights have been exercised) shall be converted into the right to receive the per Share price paid in the Offer in cash, without interest.

               The Board of Directors of the Company has unanimously determined that the Offer and the Merger are fair to, and in the best interests of, the holders of Shares (other than Parent, its Chief Executive Officer and Masco Corporation) and recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. The unanimous vote of the Board of Directors of the Company is based upon, among other things, the unanimous recommendation of the Offer by a special Committee of the Board of Directors, which is comprised entirely of non-management independent directors.

               As of December 15, 1997, Parent beneficially owned 15,191,109 of the 41,325,118 outstanding Shares, representing approximately 36.76% of the Shares then outstanding. In addition, as of that date Masco Corporation and the Chief Executive Officer of Parent beneficially owned approximately 3.83% and 4.36%, respectively, of the Shares then outstanding.

               The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer such number of the then issued and outstanding Shares (not including Shares tendered by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation), which represents at least a majority of the then issued and outstanding Shares (excluding for purposes of this calculation all Shares owned by Parent, its subsidiaries or its Chief Executive Officer or by Masco Corporation and all Shares that may not be tendered pursuant to the Offer because they are subject to restrictions under certain Company stock plans).

               For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to The Bank of New York (the "Depositary"), of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (A) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in the Offer to Purchase), (B) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (C) any other documents required under the Letter of Transmittal. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

               Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, by giving oral or written notice of such extension to the Depositary.

               Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 15, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares. However, withdrawn Shares may be retendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.

               The information required to be disclosed by Rule
14d-6(e)(1)(vii) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

               THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

               The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

               Questions or requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent, or Salomon Smith Barney, the Dealer Manager, at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or the Dealer Manager. No fees or commissions will be paid to brokers, dealers or other persons (other than the Dealer Manager and the Information Agent) for soliciting tenders of the Shares pursuant to the Offer.


                  The Information Agent for the Offer is:

                           D.F. King & Co., Inc.

                              77 Water Street
                         New York, New York 10005
                        Toll Free:  (800) 290-6424

                      Banks and Brokers Call Collect:
                              (212) 269-5550


                   The Dealer Manager for the Offer is:

                           Salomon Smith Barney

                           388 Greenwich Street
                         New York, New York 10013
                              (212) 816-7406

        Salomon Smith Barney is a service mark of Smith Barney Inc. Salomon Brothers Inc and Smith Barney Inc. are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc. Salomon Brothers Inc and Salomon Smith Barney Holdings Inc. have been licensed to use the Salomon Smith Barney service mark.